BANRO CORPORATION
(the “Corporation”)

Special Meeting of Common Shareholders held on March 31, 2017
Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the special meeting of the holders of common shares of the Corporation held on March 31, 2017 (the “Meeting”).

The following matters were put to a vote by ballot at the Meeting:

Brief Description of the Matter Voted Upon	Outcome of Vote	Percentage of Votes Cast

		For	Against
1.

Resolution, the full text of which is set forth under Resolution 1 of Appendix C of the Management Information Circular of the Corporation dated February 27, 2017 (the “Circular”), approving the issuance of new common shares in connection with the arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act, which is more particularly described in the Circular (excluding votes cast by persons who are not Disinterested Shareholders (as defined in the Circular)).

	Carried	41,736,228 (92.25%)	3,506,976 (7.75%)

2.

Resolution, the full text of which is set forth under Resolution 2 of Appendix C of the Circular, approving a recapitalization transaction (the “Recapitalization”), which Recapitalization is more particularly described in the Circular (excluding votes cast by persons (a) whose votes must be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions or (b) who are not Disinterested Shareholders).

	Carried	41,804,096 (92.40%)	3,439,108 (7.60%)

3.

Resolution, the full text of which is set forth under Resolution 3 of Appendix C of the Circular, approving the amendment of the Shareholders’ Rights Plan of the Corporation such that it terminates automatically in accordance with the Arrangement, which is more particularly described in the Circular (excluding votes cast by persons who may be considered to be not Independent Shareholders (as defined in the Shareholders’ Rights Plan).

	Carried	41,803,269 (92.40%)	3,439,935 (7.60%)

4.

Special resolution, the full text of which is set forth under Resolution 4 of Appendix C of the Circular, authorizing the board of directors of the Corporation, in its sole discretion at any time up to one year following the date of the Meeting, to consolidation the common shares of the Corporation at a ratio of ten (10), or such lesser number as is determined by the board of directors of the Corporation, to one (1), which is more particularly described in the Circular.

	Carried	166,157,433 (88.61%)	21,352,154 (11.39%)